[ SEMTECH CORPORATION LOGO ]

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

February 20, 2014

Via EDGAR

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Semtech Corporation

    Form 10-K for Fiscal Year Ended January 27, 2013

    Filed March 28, 2013

    Form 10-Q for Fiscal Quarter Ended October 27, 2013

    Filed December 6, 2013

    Response dated January 22, 2014

    File No. 001-06395

Dear Mr. Mancuso:

On behalf of Semtech Corporation (the “Company”), I submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 6, 2014, relating to the Company’s above referenced filings. The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated in italics each Comment in the order provided followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended October 27, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.	Please expand your response to prior comment 10 to (1) tell us why you believe that the disclosure required by Regulation S-K Item 303 is limited to “near-term” trends, and (2) reconcile your response with your public statements that design win activity and new product introductions are a strong indicator of future growth. Also, please expand your future filings that address design wins and new products to explain fully and clearly the limitations of your statements about those issues.

The Company acknowledges that Regulation S-K Item 303 is not limited to “near-term” trends. In its original response to the Staff, the Company was trying to explain that design wins and new product introductions are one of many long-term indicators that it uses to gauge customer interest in future product releases. The Company uses several metrics as indicators of future potential growth. These include new business opportunities and new design-ins. However, the Company believes that the indicators that best correlate to potential future revenue growth are design wins and new product releases. For various reasons, it is difficult to predict if these events will result in potential revenue. Among the factors that may cause a design win not to result in revenue include a customer decision not to go to system production, a change in a customer’s perspective regarding a product’s value or a customer’s product failing in the market. As a result, although a design win or new product introduction is an important step towards generating future revenue, it does not inevitably result in the Company being awarded the business or receiving a purchase commitment.

Mr. Russell Mancuso

February 20, 2014

Page | 2

The Company advises the Staff that in future filings it will expand its management discussion to address design wins and new product introductions and to fully and clearly explain the limitations associated with these indicators.

2.	Please tell us whether you are aware of any margin trends within your product classes that you reasonably expect will have a material impact on your results. If so, please tell us where your periodic reports address these trends per Regulation S-K Item 303.

The Company advises the Staff that at the time it filed its Form 10-Q for the period ended October 27, 2013, it was not aware of any margin trends within its product classes that were reasonably expected to have a material impact on its results. The Company did, however, include commentary under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), within the gross margin discussion, regarding anticipated gross margin trends for the fourth quarter of fiscal year 2014 where it stated the following:

“In the fourth quarter of fiscal year 2014, we expect gross profit margin to be slightly higher as compared to the third quarter of fiscal year 2014 due to a more favorable product mix. Compared to the fourth quarter of fiscal year 2013, gross margin for the fourth quarter of fiscal year 2014 is expected to be slightly lower due to unfavorable product mix and broad-based average selling price erosion.”

After filing its Form 10-Q for the period ended October 27, 2013, the Company became aware of significant market changes tied to the decision of a customer, disclosed in our filings as a key customer, to transition to an internal solution. This event caused the Company to conduct a strategic reassessment of its product classes. As a result, the Company filed two reports on Form 8-K describing actions taken as a result of its strategic reassessment (one on December 18, 2013 and another on January 27, 2014).

While the Company now expects its gross margin for the three month period ended January 26, 2014 to be materially impacted by the events described in these reports, it expects its gross margin to return to more normal levels beginning in the first quarter of the fiscal year ending January 25, 2015.

The Company acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka N. Chukwu
Emeka N. Chukwu
Senior Vice President and
Chief Financial Officer
Semtech Corporation